Bryan J. Pechersky

Senior Vice President, General Counsel and Secretary

Harte-Hanks, Inc.

200 Concord Plaza Drive, Suite 800

San Antonio, TX 78216

Phone: (210) 829-9135

Fax: (210) 829-9139

E-mail: bryan_pechersky@harte-hanks.com

December 17, 2009

Mr. Larry Spirgel Mr. Ajay Koduri United States Securities and Exchange Commission Division of Corporation Finance Mail Stop 3720 Washington, D.C. 20549

CONFIDENTIAL TREATMENT REQUESTED BY HARTE-HANKS, INC.

Re:	Harte-Hanks, Inc.

Form 10-K for the fiscal year ended December 31, 2008

Filed March 2, 2009

File No. 001-07120

Dear Messrs. Spirgel and Koduri:

This letter is submitted by Harte-Hanks, Inc., a Delaware corporation (the “Company”), pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the applicable rules and regulations thereunder, in response to the comments received in your letter to the Company dated November 18, 2009 (the “Comment Letter”).

The following responses have been numbered to correspond to the numbered comments contained in the Comment Letter.

Form 10-K for the Fiscal Year ended December 31, 2008

1. In future filings, please provide your correct file number on the cover of your Form 10-K.

Response:

The Company confirms that it will comply with the Staff’s comment in future applicable filings with the Commission. Specifically, the Company will provide its correct file number on the cover of its Form 10-K.

Definitive Proxy Statement incorporated by reference into Part III of the Form 10-K

Compensation Discussion & Analysis, page 17

Annual Incentive Compensation, page 28

2. We note that bonus payments under your Annual Incentive Compensation program is based on meeting the performance targets listed in the first table on page 29. Further, presumably due to competitive harm, we note that you have not disclosed the

Mr. Larry Spirgel

Mr. Ajay Koduri

December 17, 2009

actual performance targets (although you do discuss how difficult it is for your named executive officers to meet the performance targets in the third full paragraph on page 29). Please explain how disclosure of prior year’s performance targets will cause you competitive harm.

Response:

The Company has sought confidential treatment for the specific targets and explained how the disclosure of each target would result in competitive harm to the Company in its confidential treatment request addressed to Mr. Larry Spirgel and Mr. Ajay Koduri at the address above dated December 17, 2009 (the “Confidential Treatment Request”), and, accordingly, has not included such information in this correspondence.

Please call me at 210-829-9135 with any questions or comments.

Sincerely,

/s/ Bryan J. Pechersky

Bryan J. Pechersky